SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of May, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  May 26, 2005             By:  /s/Andrew M. Archibald
                                     Chief Financial Officer &
                                     Secretary

                                                      NYSE SYMBOL: ITP
                                                      TSX SYMBOL: ITP


    Intertape Polymer Group Inc. Reiterates Positive Outlook for 2005


Montreal, Quebec and Bradenton, Florida - May 25, 2005 - The Intertape Polymer Group Inc. (NYSE, TSX: ITP) today held their annual shareholders meeting. "A significant amount of asset rationalization has taken place over the last few years, which is reflected in a much improved cost structure," Intertape Polymer Group Inc. (IPG) Chairman and Chief Executive Officer Melbourne F. Yull told shareholders today. "Combined with the efforts to revitalize revenue growth and a major restructuring of the Company's debt capital, this has resulted in increasing profitability. We are cautiously optimistic about the outlook for 2005 and believe that the Company has created for itself a sound operational and financial base upon which it will be able to grow and expand in the future. Our first quarter results were solid and we expect ongoing revenue growth and margin improvement."

First quarter sales for 2005 were up 15.8% compared to the same period last year, driven by volume growth across all product lines and selling price increases. Most of the selling price increases that were announced in late 2004 and early 2005 were implemented during the first quarter of 2005. However, for the most part, these price increases were in effect for less than the full quarter. Consequently, an even greater impact is expected in the second quarter this year.

The gross margin for the quarter also improved compared to the first quarter last year. It went from 19.8% last year to 20.8% this year, in part because of selling price increases and in part because prices for raw materials such as resins and adhesives have somewhat stabilized, albeit at historically high levels. The closing of two manufacturing facilities at the end of 2004 also had a positive contribution to the first quarter gross margin.

In addition to higher sales and an improved gross margin, financial expenses were down 16.5% compared to the same period last year due to lower overall interest costs resulting from the debt restructuring completed in the middle of 2004. Combined, these items led to earnings per share of $0.15, an increase of 150% compared to the $0.06 per share reported for the first quarter of 2004.

"Our mantra inside the organization is sustainable, profitable growth," remarked Mr. Yull. "At the end of the year we made some organizational changes with the goal of developing a greater culture of accountability, one which would hopefully better align the focus of our employees with this growth objective. Based on the reaction to date, we are confident that these changes will help us to sustain and improve upon the progress we have been able to make over the past few years."

As part of the organizational changes, a group was also created to focus on global sourcing. "There is a need for us to address the significant changes taking place to the players and dynamics of the global marketplace," commented Mr. Yull. "This group will be focused full time on ensuring that we are getting the best deals possible for our production needs, as well as searching worldwide for new products to add to our portfolio."

Global markets, particularly Europe and Asia, are also areas of potential sales growth for the Company. 2005 will be a year of setting the groundwork for increased penetration into these markets.

The Company's target for revenue growth is 10% per year. "This is something we will be striving to achieve each year," said Mr. Yull. "2005 is off to a good start." Mr. Yull also noted that while the Company will be aggressively pursuing sales growth, it will not be at the expense of profits. There must be an appropriate balance between revenue growth and profitability. We have attempted to reinforce this thought with key people in our organization by linking part of their compensation packages to measures of profitable growth.


Annual General Meeting Webcast

A webcast of the Annual General Meeting will be available on the Company's website at http://www.intertapepolymer.com.


About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal
Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.



FOR INFORMATION CONTACT:        Melbourne F. Yull
                                Chairman and Chief Executive Officer
                                Intertape Polymer Group Inc.
                                Tel.: 866-202-4713
                                E-mail:itp$info@intertapeipg.com
                                Web: www.intertapepolymer.com